[PROVIDENT NEW YORK BANCORP LETTERHEAD]

August 5, 2013

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                 Provident New York Bancorp
Registration Statement on Form S-4; File No. 333-189098
Request for Acceleration

Dear Mr. Webb:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Provident New York Bancorp (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2013 (File No. 333-189098), as amended on July 17, 2013, and August 5, 2013 (the “Registration Statement”), be made effective at 12:00 p.m. New York City time on August 7, 2013, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 with any questions you may have concerning this request.  In addition, please notify Mr. Guest when this request for acceleration has been granted.

PROVIDENT NEW YORK BANCORP

By:	/s/ Luis Massiani
Luis Massiani
Executive Vice President,
Chief Financial Officer

cc:  Matthew M. Guest, Wachtell, Lipton, Rosen & Katz